

DRIVE DEMOCRACY

The Solution



Record-low government approval ratings



No impact on the likelihood of bills passing



Outdated rep-constituent communication systems

The Solution

An application that allows people and elected officials to communicate through micro-polling and messaging



Data aggregation



Ease of use



Increased outreach

Solution

Product*

Push notifications


1:52
Wednesday, July 19
INVOLVED
now
Senator William Brownsberger
How would you classify Boston bike lane safety?
Slide for more

Polling on current issues


Question from Senator Brownsberger:
How would you classify Boston bike lane safety?
29%
12%
9%
7%
Total: 3,219 people

Feedback


Feedback from Senator Brownsberger:
Transportation Safety Bill
Hello,
Thank you for your input on the bike lane safety question I posted last week. It was very eye opening to me and influenced my vote on H.782 last week, which helped it pass.
How it affects you
https://www.magov.com/bill/transportationsafetybill2017

AI messaging


Test Bot
Build: Latest | Status: READY
Climate Agreement
Clear

*for mobile application

Product

Product

Multiple Use Channels

Mobile Application

Email

Text

Web Platform

Widget



To: Senator Brownsberger
Today, 3:00 PM
Legalizing Gun Silencers
Dear Constituents,
I've been hearing from people asking me to legalize gun silencers. It's not something I want to do. Over the past week, I've gotten approximately 1200 emails asking to support both H.763 and H.789. To me, it is common sense that making guns quieter will make it easier to get away with murder.
The opposing argument focuses on hearing loss for law-abiding shooters, and for hunters who naturally want to hear everything around them. Your thoughts?
- Senator Browsberger
More information: https://willbrownsberger.com/noise-suppressors-on-firearms/ <http://willbrownsberger.com/noise-suppressors-on-firearms/>
Please respond with 1 (strongly oppose), 2 (oppose), 3 (neutral), 4 (support), 5 (strongly support), 6 (opt-out of messages from me). Thank you.
2

Business Model



Freemium
for elected officials



Free
for people



Third-Party
Data Sales

U.S. Market Size

181 millon registered voters

39% of adults recently contacted a government official

$150 billion big data industry (2017)

~$210 billion big data industry (2020)

Market Size

Industry & Competitors

Political Apps

 



These platforms survey and inform about bills or campaigns, but none are direct channels between people and their elected officials

Social Media

  

These platforms do not validate constituent identity, gather little analytical data, and deter constituents who don't publicize political opinion

Current Methods

Phone Calls   **Letters**

Townhalls   **Emails**

These methods are passive engagement tools that are inefficient in either convenience, outreach, or data aggregation

Early Adoption







Direct Meetings

Elected Official Channels

Grassroot Campaigns

Growth Strategy

In-app elected official contact	Advocacy groups	PR articles
Street teams	Attending rallies, marches	Civics classes
Online poll widgets	Non-profit organizations	Targeting towns in controversy
Brand ambassador campus programs	Radio interviews	Viral videos

Timeline



Customer Validation

MVP Mobile Development

2/17

MA State House Alpha Testing

Build out Mobile and Web

Today

Launch in MA

Multiple Channels + Direct Messaging (text, email, web)

National Outreach

Freemium Model

Big Data Analytics

Timeline

Team



Jacob Dansey

CEO
BU, Computer Engineering



John Knollmeyer

CTO
BU, Computer Engineering



Caleb McDermott

Head of Marketing
BU, Strategy
& Innovation, Marketing



Chad Bell

Head of Finance
BU, Finance



www.involved.mobi